

Mail Stop 4720

July 14, 2009

Via U.S. Mail and Facsimile to (336) 889-8451

W. Swope Montgomery, Jr.
President and Chief Executive Officer
BNC Bancorp
831 Julian Avenue
Thomasville, NC 27360

>   **Re: BNC Bancorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **File No. 000-50128**

Dear Mr. Montgomery:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Decision Process, page 13 of Definitive Proxy Statement on Schedule 14A

1.   It appears that the company benchmarks certain elements of compensation to its peers. Please disclose to the staff, and in future filings identify, the component

companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Bonuses-Annual Cash Incentive Awards, page 14 of Definitive Proxy Statement on Schedule 14A

2.   Please tell the staff why you have not disclosed all the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year. For example, although you disclose the minimum requirements which must be met in order to pay incentive compensation, you do not discuss how performance beyond the threshold impacts the named executive officers' compensation. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

3.   In future filings, if the Committee decides to use its discretionary authority to pay compensation, please discuss in greater detail the factors which affected the discretionary amounts paid to each named executive officer under the Compensation for Stakeholders program. Please also tell us whether the amounts paid exceeded the threshold, target or maximum amounts payable under the program for 2008.

Summary Compensation Table, page 19 of Definitive Proxy Statement on Schedule 14A

4.   Please tell the staff whether amounts disclosed in the "Bonus" column for the years 2006 and/or 2007 were based on the achievement of any performance criteria in accordance with the Compensation for Stakeholders program. If so, please disclose the amounts that were paid as a result of the achievement of specified performance criteria, if different from the total amounts already disclosed. In addition, revise future filings to disclose in the "Bonus" column only those amounts not earned by meeting performance measures in the non-

equity incentive plan. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02.

Grants of Plan-Based Awards, page 29 of Definitive Proxy Statement on Schedule 14A

5.   It appears that the Compensation for Stakeholders program is a non-equity incentive program. Revise future filings to identify the threshold, target and maximum payouts payable under the plan in the relevant reporting period. Refer to Regulation S-K Compliance & Disclosure Interpretation 120.02.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Indebtedness of and Transactions with Management and Directors, page 33 of Definitive Proxy Statement on Schedule 14A

6.   Please confirm that the bank does not make loans to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K. If loans are made to related persons, please include the disclosure contemplated by Item 404(a)(5) of Regulation S-K, or, if applicable, Instruction 4.c. thereto.

Signature Page

7.   Please revise the signature page, in future filings, to identify the principal executive officer, principal financial officer, and principal accounting officer as required by Instruction D(2)(a) of the Form 10-K.

Exhibits

8.   Please tell the staff why you have not filed the Compensation for Stakeholders plan as an exhibit to the Form 10-K. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

General

9.   Please revise future filings to include a roll forward of the allowance for loan losses, as well as discussion in MD&A concerning any material trends or credit characteristics in the loan portfolio and allowance for loan losses.

10.   Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114.

Note E – Derivative Instruments, page 10

11.   We note that you have designated an interest rate swap as a cash flow hedge of your money market deposit accounts under SFAS 133. To help us better understand your accounting treatment; please provide us with the following additional information regarding this hedge:

- tell us whether your hedged money market deposit accounts have a fixed term to maturity or if they can be withdrawn at anytime; and

- explain how you determined that this relationship qualified for hedge accounting under paragraph 29(h) of SFAS 133. Refer to Derivatives Implementation Guidance Issues G-19 and G-26.

                    *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel